SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Prime Minister SÓcrates LAUnCHES Ryanair's NEW PORTO BASE

3 aircraft, 22 routes and 2M passengerS P.A.

Ryanair, Europe's largest airline, today (Thursday, 3rd September 2009) celebrated the official opening of its first base in Portugal by Prime Minister, Mr. José Socrates. Ryanair's Porto base, its 33rd in Europe, will operate with three based aircraft, 22 routes and deliver 2m passengers p.a. which will sustain 2,000 local jobs at Porto Airport.

Prime Minister Sócrates joined Ryanair's Michael O'Leary, in urging all Irish voters to say 'Yes to Europe' in the referendum on October 2nd next.  Ryanair said that its growth from small regional Irish airline to the Europe's largest scheduled carrier and the creation of over 6,500 well paid jobs would not have been possible without the de-regulation of the airline industry by the European Union in 1997.

Ryanair celebrated the launch of its Porto base, by releasing 1 million FREE seats for travel across its European network in October and November, which are available for booking on

www.ryanair.com until midnight Sunday (6th Sept).

In Porto, Ryanair's  Michael O'Leary said:

"Ryanair is honoured that Prime Minister Sócrates has joined us to officially open our Porto base, which is our first in Portugal and our 33rd in Europe. Ryanair's 2m passengers p.a. in Porto will help to create and sustain 2,000 local jobs. This new base demonstrates the opportunities that EU membership has delivered for Irish companies operating across Europe. Ryanair has become Europe's largest airline thanks to the de-regulation of the industry by the EU. A strong Europe allows small companies in countries like Ireland and Portugal to become world beaters, this is why I am again urging all Irish voters to say 'Sim à Europa' ('Yes to Europe')  on October 2nd next."

Prime Minister, José Sócrates said:

"The Portuguese Government made efforts to attract low cost airlines bringing new routes to obtain more tourists from more origins, contributing to economic development, more investments and employment. This operational base now confirms Porto and Northern Portugal as an even greater tourist destination, but will also strengthen the central role of Porto in the North-West of the Iberian Peninsula. The launch of this base is also a proof of confidence in the Portuguese economy and the recognition of the quality of our infrastructures and particularly in the Francisco Sá Carneiro Airport. Only the existence of a modern and efficient airport allowed Ryanair to install one of their operational bases in Portugal, which will have a significant economic impact in this region of the country."

Ends.                         Thursday, 3rd September 2009

For further information:

Daniel De Carvalho - Ryanair        Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1598                    Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  03 September, 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary